Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 21 September 2026 – 22h00 CET	Regulated information[1]

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

21 September 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

Materialise reports the purchase of 32,161 Materialise shares in the period from 14 September 2026 up to and including 18 September 2026. The shares were repurchased at an average price of 6.63 EUR per share for a total consideration of 213,270 EUR.

32,161 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
14-Sep-2026	NASDAQ	10,021	66,093	76,344	6.60
15-Sep-2026	NASDAQ	9,818	64,923	74,914	6.61
16-Sep-2026	NASDAQ	4,890	32,435	37,420	6.63
17-Sep-2026	NASDAQ	-	-	-	-
18-Sep-2026	NASDAQ	7,432	49,820	57,093	6.70
Total of the week		32,161	213,270	245,771	6.63

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 1,355,221 shares for a total amount of 6,958,976 EUR (8,102,813 USD) under the share buy-back program. This corresponds to 2.3% of the total shares outstanding.

Materialise currently holds 1,355,221 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.